

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Ziyang Long
Chief Executive Officer
Republic Power Group Ltd.
158 Kallang Way #06-08
Singapore, Republic of Singapore S349245

> **Re: Republic Power Group Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 21, 2022**
> **File No. 333-266256**

Dear Mr. Long:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

<u>Registration Statement on Form F-1 filed July 21, 2022</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 41</u>

1. As previously requested in comment 7 of our letter dated April 19, 2022, please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

<u>Exhibit Index, page II-4</u>

2. Please file your tax opinions by Forbes Hare, your British Virgin Islands counsel, and ZICO Insights Law LLC, your Singapore counsel, as exhibits to the registration statement. Refer to Regulation S-K Item 601(b)(8).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joan Wu